UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House
South Street
Staines-Upon-Thames, Surrey, TW18 4PR
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: AngloGold Ashanti Q3 2023 – Operations at a glance

AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration number: 14654651
LEI No.: 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

AngloGold Ashanti Q3 2023 – Operations at a glance

On 9 November 2023, AngloGold Ashanti released the below tables on its website which include unaudited information on the Company’s production, costs and capital expenditure for the three months and the nine months ended 30 September 2023. AngloGold Ashanti expects to release full year results for 2023 with detailed financial and operating information in February 2024.

Operations at a glance
for the quarters ended 30 September 2023, 30 June 2023 and 30 September 2022
	Gold production oz (000)			Open-pit treated 000 tonnes			Underground milled / treated 000 tonnes			Other milled / treated 000 tonnes			Open-pit Recovered grade g/tonne			Underground Recovered grade g/tonne			Other Recovered grade g/tonne			Total Recovered grade g/tonne
	Sep-23	Jun-23	Sep-22	Sep-23	Jun-23	Sep-22	Sep-23	Jun-23	Sep-22	Sep-23	Jun-23	Sep-22	Sep-23	Jun-23	Sep-22	Sep-23	Jun-23	Sep-22	Sep-23	Jun-23	Sep-22	Sep-23	Jun-23	Sep-22

AFRICA Joint Ventures	99	88	83	512	537	506	446	413	392	—	—	—	1.89	1.42	0.82	4.75	4.75	5.52	—	—	—	3.22	2.87	2.87
Kibali - Attributable 45%	99	88	83	512	537	506	446	413	392	—	—	—	1.89	1.42	0.82	4.75	4.75	5.52	—	—	—	3.22	2.87	2.87

AFRICA Subsidiaries	298	277	360	4,669	3,813	4,449	863	946	894	93	43	31	1.16	1.21	1.27	4.38	4.20	6.13	0.96	1.03	1.48	1.65	1.80	2.08
Iduapriem	71	56	66	1,396	1,284	1,392	—	—	—	—	—	—	1.59	1.34	1.47	—	—	—	—	—	—	1.59	1.34	1.47
Obuasi	46	57	72	—	—	—	230	267	299	93	43	31	—	—	—	5.85	6.49	7.29	0.96	1.03	1.48	4.43	5.74	6.74
Siguiri - Attributable 85%	55	45	66	2,474	1,830	2,159	—	—	—	—	—	—	0.69	0.77	0.95	—	—	—	—	—	—	0.69	0.77	0.95
Geita	126	119	156	799	699	898	633	679	595	—	—	—	1.84	2.09	1.72	3.85	3.30	5.55	—	—	—	2.73	2.69	3.25

AUSTRALIA	140	140	143	1,554	1,845	1,950	1,004	912	805	—	—	—	1.22	1.08	1.29	2.43	2.57	2.42	—	—	—	1.70	1.58	1.62
Sunrise Dam	64	66	57	271	392	462	659	620	560	—	—	—	1.54	1.27	1.23	2.36	2.48	2.18	—	—	—	2.12	2.01	1.75
Tropicana - Attributable 70%	76	74	86	1,283	1,453	1,488	345	292	245	—	—	—	1.16	1.03	1.30	2.56	2.77	2.97	—	—	—	1.46	1.32	1.54

AMERICAS	136	147	152	220	186	185	674	669	1,064	624	767	520	1.84	2.52	3.27	3.25	3.44	3.61	2.62	2.34	0.56	2.79	2.82	2.67
Cerro Vanguardia - Attributable 92.50%	35	37	44	179	184	165	101	104	116	349	383	440	1.98	2.53	3.54	5.67	5.02	4.90	0.45	0.42	0.46	1.72	1.71	1.88
AngloGold Ashanti Mineração	77	88	86	—	—	—	293	295	682	275	384	80	—	—	—	3.17	3.73	3.81	5.37	4.25	1.08	4.24	4.03	3.52
Serra Grande	24	22	22	41	2	20	280	270	266	—	—	—	1.23	1.66	1.02	2.45	2.52	2.52	—	—	—	2.30	2.52	2.42

AngloGold Ashanti Total	673	652	738	6,955	6,381	7,090	2,987	2,940	3,155	717	810	552	1.25	1.23	1.29	3.53	3.60	4.26	2.40	2.27	0.61	1.96	2.00	2.13
Joint Ventures	99	88	83	512	537	506	446	413	392	—	—	—	1.89	1.42	0.82	4.75	4.75	5.52	—	—	—	3.22	2.87	2.87
Subsidiaries	574	564	655	6,443	5,844	6,584	2,541	2,527	2,763	717	810	552	1.20	1.21	1.33	3.31	3.41	4.08	2.40	2.27	0.61	1.84	1.91	2.06

Rounding of figures may result in computational discrepancies.

Operations at a glance (continued)
for the quarters ended 30 September 2023, 30 June 2023 and 30 September 2022
	Total cash costs			All-in sustaining costs			Sustaining ORD / Stripping capex			Other sustaining capex			Non-sustaining capex
	$/oz			$/oz			$m			$m			$m
	Sep-23	Jun-23	Sep-22	Sep-23	Jun-23	Sep-22	Sep-23	Jun-23	Sep-22	Sep-23	Jun-23	Sep-22	Sep-23	Jun-23	Sep-22

AFRICA Joint Ventures	721	779	762	820	982	972	1	7	5	9	8	10	8	8	5
Kibali - Attributable 45%	721	779	762	820	982	972	1	7	5	9	8	10	8	8	5

AFRICA Subsidiaries	1,163	1,221	1,011	1,639	1,566	1,232	73	59	42	59	23	25	34	39	50
Iduapriem	822	1,230	792	1,122	1,626	1,043	17	19	11	4	3	5	8	11	20
Obuasi	1,449	952	961	2,491	1,423	1,236	25	21	11	21	4	6	18	14	20
Siguiri - Attr. 85%	1,664	1,740	1,386	2,020	1,914	1,475	6	2	—	12	3	4	1	3	—
Geita	903	1,034	866	1,320	1,342	1,094	24	17	20	20	12	9	7	11	10
Non-controlling interests, administration and other							1	—	—	2	1	1	—	—	—

AUSTRALIA	1,248	1,285	1,047	1,453	1,462	1,238	14	10	11	10	9	11	6	9	37
Sunrise Dam	1,352	1,291	1,430	1,555	1,467	1,715	5	2	6	6	6	7	—	—	—
Tropicana - Attr. 70%	1,079	1,174	705	1,284	1,348	844	9	8	5	4	3	4	6	9	37

AMERICAS	1,206	1,294	1,038	1,629	1,864	1,644	39	45	37	17	30	39	—	—	—
Cerro Vanguardia - Attributable 92.50%	966	1,187	923	1,444	1,723	1,317	9	10	8	5	7	6	—	—	—
AngloGold Ashanti Mineração	1,222	1,293	1,028	1,573	1,824	1,716	20	25	21	7	16	27	—	—	—
Serra Grande	1,502	1,457	1,312	2,114	2,205	1,992	9	9	7	5	6	6	—	—	—
Non-controlling interests, administration and other							1	1	1	—	1	—	—	—	—

PROJECTS							—	—	—	—	—	—	2	3	5
Colombian projects							—	—	—	—	—	—	2	3	5

AngloGold Ashanti Total	1,098	1,175	966	1,482	1,559	1,284	127	121	95	95	70	85	50	59	97
Joint Ventures	721	779	762	820	982	972	1	7	5	9	8	10	8	8	5
Subsidiaries	1,163	1,236	992	1,595	1,646	1,326	126	114	90	86	62	75	42	51	92

Rounding of figures may result in computational discrepancies.

Operations at a glance
for the nine months ended 30 September 2023 and 30 September 2022
	Gold production oz (000)		Open-pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open-pit Recovered grade g/tonne		Underground Recovered grade g/tonne		Other Recovered grade g/tonne		Total Recovered grade g/tonne
	Sep-23	Sep-22	Sep-23	Sep-22	Sep-23	Sep-22	Sep-23	Sep-22	Sep-23	Sep-22	Sep-23	Sep-22	Sep-23	Sep-22	Sep-23	Sep-22

AFRICA Joint Ventures	250	240	1,588	1,408	1,201	1,134	—	—	1.54	0.94	4.45	5.43	—	—	2.79	2.94
Kibali - Attributable 45%	250	240	1,588	1,408	1,201	1,134	—	—	1.54	0.94	4.45	5.43	—	—	2.79	2.94

AFRICA Subsidiaries	860	914	12,619	13,339	2,592	2,438	174	125	1.20	1.16	4.41	5.23	1.00	1.37	1.74	1.79
Iduapriem	189	181	3,914	3,994	—	—	—	—	1.51	1.41	—	—	—	—	1.51	1.41
Obuasi	163	162	—	—	732	708	174	125	—	—	6.69	6.88	1.00	1.37	5.60	6.05
Siguiri - Attributable 85%	165	208	6,626	6,861	—	—	—	—	0.77	0.94	—	—	—	—	0.77	0.94
Geita	343	363	2,079	2,484	1,860	1,730	—	—	1.98	1.37	3.51	4.55	—	—	2.70	2.68

AUSTRALIA	405	397	5,114	5,643	2,807	2,402	—	—	1.07	1.15	2.53	2.45	—	—	1.59	1.54
Sunrise Dam	190	174	1,012	1,312	1,882	1,678	—	—	1.34	1.24	2.43	2.26	—	—	2.05	1.81
Tropicana - Attributable 70%	215	223	4,102	4,331	925	724	—	—	1.01	1.12	2.74	2.89	—	—	1.33	1.37

AMERICAS	394	420	618	706	1,951	3,004	1,967	1,356	2.14	2.15	3.34	3.60	2.24	0.51	2.70	2.57
Cerro Vanguardia - Attributable 92.50%	114	128	569	568	290	293	1,101	1,225	2.21	2.32	6.12	7.10	0.46	0.44	1.81	1.89
AngloGold Ashanti Mineração	219	231	—	—	875	1,947	866	131	—	—	3.33	3.61	4.50	1.14	3.91	3.45
Serra Grande	61	61	49	138	786	764	—	—	1.22	1.44	2.34	2.24	—	—	2.27	2.12

AngloGold Ashanti Total	1,909	1,971	19,939	21,096	8,551	8,978	2,141	1,481	1.22	1.18	3.55	3.97	2.14	0.58	1.94	1.94
Joint Ventures	250	240	1,588	1,408	1,201	1,134	—	—	1.54	0.94	4.45	5.43	—	—	2.79	2.94
Subsidiaries	1,659	1,731	18,351	19,688	7,350	7,844	2,141	1,481	1.20	1.19	3.41	3.76	2.14	0.58	1.85	1.86

Rounding of figures may result in computational discrepancies.

Operations at a glance (continued)
for the nine months ended 30 September 2023 and 30 September 2022
	Total cash costs		All-in sustaining costs		Sustaining ORD / Stripping capex		Other sustaining capex		Non-sustaining capex
	$/oz		$/oz		$m		$m		$m
	Sep-23	Sep-22	Sep-23	Sep-22	Sep-23	Sep-22	Sep-23	Sep-22	Sep-23	Sep-22

AFRICA Joint Ventures	817	758	967	992	13	17	25	27	23	13
Kibali - Attributable 45%	817	758	967	992	13	17	25	27	23	13

AFRICA Subsidiaries	1,201	1,098	1,570	1,329	187	115	102	62	112	120
Iduapriem	935	942	1,299	1,229	53	32	10	18	35	39
Obuasi	1,141	1,039	1,674	1,382	64	39	28	11	46	51
Siguiri - Attr. 85%	1,636	1,281	1,832	1,372	8	—	20	14	4	1
Geita	1,032	969	1,396	1,195	61	44	40	16	26	29
Non-controlling interests, administration and other					1	—	4	3	1	—

AUSTRALIA	1,280	1,147	1,490	1,325	36	29	30	28	36	95
Sunrise Dam	1,320	1,394	1,546	1,630	12	17	20	17	—	—
Tropicana - Attr. 70%	1,145	861	1,334	993	24	12	10	11	36	95

AMERICAS	1,276	1,053	1,908	1,687	126	108	65	123	—	—
Cerro Vanguardia - Attributable 92.50%	1,079	861	1,555	1,169	27	21	18	12	—	—
AngloGold Ashanti Mineração	1,292	1,062	1,974	1,847	69	63	32	90	—	—
Serra Grande	1,574	1,410	2,310	2,132	28	22	14	20	—	—
Non-controlling interests, administration and other					2	2	1	1	—	—

PROJECTS					—	—	—	—	12	11
Colombian projects					—	—	—	—	7	10
North American projects					—	—	—	—	5	1

Corporate and other					—	—	—	4	—	—

AngloGold Ashanti Total	1,157	1,030	1,550	1,368	362	269	222	244	183	239
Joint Ventures	817	758	967	992	13	17	25	27	23	13
Subsidiaries	1,208	1,068	1,638	1,420	349	252	197	217	160	226

Rounding of figures may result in computational discrepancies.

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti Limited’s annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission (SEC) and AngloGold Ashanti’s registration statement on Form F-4 initially filed with the SEC on 23 June 2023. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti plc
Date: November 13, 2023

By:    /s/ HC GRANTHAM
Name:    HC Grantham
Title:    Interim Company Secretary